Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

May 11, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 134

Nuveen Symphony Low Volatility Equity Portfolio, 2Q 2016

File Nos. 333-210426 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated April 27, 2016 regarding the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 134, filed on March 28, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Symphony Low Volatility Equity Portfolio, 2Q 2016 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

           1. The first paragraph of the second paragraph states that “the Trust invests at least 80% of the value of its total assets in equity securities.” Please disclose what other kinds of securities the Trust will invest in as a principal strategy besides equity securities.

            Response: The disclosure has been revised by adding a sentence stating: Equity securities may include common stocks, depositary receipts, master limited partnerships and real estate investment trusts. The Trust invests in no other kinds of securities as a principal strategy.

            2. Please disclose what it means for the Trust to target a predictive beta that is 90% of the Benchmark’s beta (i.e., that the Trust will strive to be slightly less volatile than the Benchmark).

            Response: The disclosure has been revised in response to this comment.

            3. Please clarify how the Trust will attempt to achieve a predictive beta of 90%.

            Response: The disclosure in the “Principal Investment Strategy” and “Selection of Portfolio Securities” sections have been revised to state how the Trust will attempt to achieve a predictive beta of approximately 90%.

            4. Please disclose any limitations on the amount that the Trust may invest in MLPs. In this regard, please note that if the Trust intends to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code, it may not invest more than 25% of its total assets in MLPs.

            Response: The disclosure has been revised as requested.

Selection of Portfolio Securities (p. 3)

            5. In the last sentence of the first paragraph, please clarify in the prospectus what you mean by “catalyst identification.”

            Response: The disclosure has been revised as requested.

            6. In the second sentence of the second paragraph, please clarify in the prospectus what you mean when you state that “[t]he team assigns a specific weight to each stock based upon its conviction of relative risk/reward potential.” That is, what does ‘conviction’ mean in this context?

            Response: The disclosure has been revised as requested.

Principal Risks (p. 4)

            7. Although the heading of the section is Principal Risks, the preamble states that the Trust might not perform as well as expected “for reasons such as the following.” Please revise the preamble so that it is clear that the section describes all principal risks of investing in the Trust.

            Response: The disclosure has been revised as requested.

            8. Please include a risk factor disclosing that the Trust may make distributions that represent a return of capital for tax purposes and the consequences of such distributions (discussed on page B-24).

            Response: The disclosure has been revised as requested.

Principal Risks – The Trust invests in MLPs (p. 7)

            9. Please provide details about the risks associated with the energy and natural resource sectors in this section.

            Response: The referenced risk states that the risks generally applicable to those sectors include supply and demand risk, commodity pricing risk, depletion risk and exploration risk. Management believes that these cover the risks generally associated with the energy and natural resources sectors. Because these sectors represent a small portion of the portfolio, further disclosure is unnecessary.

Fee Table (p. 10)

            10. Footnote (4) states: “The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date.” Please disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee.

            Response: The Sponsor does not expect to sell units after the initial offering period. However, if the Sponsor maintains a secondary market, an investor purchasing units on the secondary market will not pay a creation and development fee, as stated under “Initial Sales Fee” on page B-3. As such, no changes were made to footnote 4.

            11. Please bold the statement in footnote (6) that “In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected.”

            Response: The disclosure has been revised as requested.

Example (p. 10)

            12. Please define “Standard Account” and “Fee Based Account” before or concurrently with using the terms.

            Response: The disclosure has been revised to reference the definition that is given later in the prospectus.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren__

Morrison C. Warren